UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              OMB Number 3235-0419
                             Expires: March 31, 2000

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE YEAR ENDING MAY 31, 1999

                             DENTAL RESOURCES, INC.
                             ----------------------
                 (Name of Small Business Issuer in this charter)

             MINNESOTA                                    41-1279182
             ---------                                    ----------
     (State of incorporation)                 (IRS Employer Identification No.)

                    530 RIVER STREET SOUTH, DELANO, MN, 55328
                    -----------------------------------------
              (Address of principal executive offices and Zip Code)

                   (Issuer's telephone number) (612) 972-3801
                                               --------------

     Securities to be registered pursuant to section 12(b) of the Act.

        Title of each class      Name of each exchange on which registered
                N/A



Securities to be registered pursuant to section 12(g) of the Act.

                                     COMMON
                                     ------
                                (Title of Class)

This Registration Statement on Form 10-SB contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These statements appear in a number of places in this Form 10-SB and include statements regarding the intent, belief or current expectations of Dental Resources, Inc. (together with its subsidiaries, the "Company") with respect to (i) the Company's financing plans,
(ii) trends affecting the Company's financial condition or results of operations, (iii) the impact of competition, and (iv) the expansion of certain operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that the actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Form 10-SB, including, without limitation, the information under "Management's Discussion and Analysis or Plan of Operations" and " Description of Business" identifies important factors that could cause or contribute to such differences.

                                TABLE OF CONTENTS


PART I.........................................................................1
  Item 1. Description of Business..............................................1
  Item 2. Management's Discussion and Analysis of Financial Condition and
  Results of Operations........................................................3
  Item 3. Description of Property..............................................5
  Item 4. Security Ownership of Certain Beneficial Owners and Management.......5
  Item 5. Directors and Executive Officers, Promoters and Control Persons......6
  Item 6. Executive Compensation...............................................8
  Item 7. Certain Relationships and Related Transactions.......................9
  Item 8. Description of Securities............................................9
PART II.......................................................................10
  Item 1. Market Price of and Dividends on the Registrant's Common Equity
  and Related Stockholder Matters.............................................10
  Item 2. Legal Proceedings...................................................11
  Item 3. Changes in and Disagreements with Accountants.......................11
  Item 4. Recent Sales of Unregistered Securities.............................11
  Item 5. Indemnification of Directors and Officers...........................11
  PART F/S....................................................................11
PART III......................................................................12
SIGNATURES....................................................................13

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL BUSINESS DEVELOPMENT

Dental Resources, Inc. (the "Company" or "Dental Resources") was incorporated as a "C" corporation in Minnesota in 1976. It has not been the subject of any bankruptcy, receivership or similar proceedings; it has not experienced any material reclassification, merger or consolidation; nor has it purchased or sold a significant amount of assets that were not in the ordinary course of its business.

BUSINESS

Products and Services:

Dental Resources is principally engaged in manufacturing and marketing five associated groups of dental related products to dentists, dental clinics, hospitals and dental laboratories. Some of the products in each group are assembled from purchased components. Some are manufactured for Dental Resources to its specifications using tooling or formulas supplied by Dental Resources. Other products are simply purchased by it for resale. The Company's product line consists of:

         THE PRO-FORM LAMINATE SYSTEM
Products within the Pro-form laminate system include the vacuum forming unit manufactured by the Company, thermoplastic sheets that are used for the construction of removable dental prosthesis, and a variety of sundry items useful for facilitating fabrication of the appliances, such as cutters, adhesives, and lubricants. The Pro-form laminate system is a patented process acquired by the Company in February of 1981, and includes the rights to the Pro-form trademark and all US registered patents. Sales of products within this group currently comprise approximately 43% of the Company's sales.

         HYGIENIST AND HOME CARE PRODUCTS
Products within the Hygienist and Home Care Products include certain products and chemicals used in dental offices and additional products and chemicals used in the home, which are all functionally related in that they are used by the dental professional for the prevention or alleviation of problems such as caries and gingivitis. Products in this group include fluoride gels and trays, soaps, disposable prophy angles and ancillary products. Sales of products within this group presently comprise approximately 21% of the Company's sales.

         PACKAGING PRODUCTS
Products within the packaging group include injection molded plastic boxes and packaging foams for use in the dental and medical industry. The Company customizes its various products to the needs of the end user by stamping or printing the dentist or laboratory name, logo, etc. onto the face of the packaging. Sales of the products within this group currently comprise approximately 28% of the Company's sales.

         PROCURE LIGHT CURED COMPOSITES
Products within the Procure product group include a high intensity ultraviolet halogen-light oven manufactured by the Company and light cured composites which are used for the fabrication of various dental prosthesis. Sales of products within this group currently comprise only about 2% of the Company's sales.

         PRO-FLEX DENTURE SYSTEM
Products within the Pro-flex denture system include a line of various materials used to fabricate flexible dentures. Although this is a newly developed line, the Company is confident that there is a great deal of market potential for a product that solves the problem of ill-fitting dentures. Sales of products within this product group currently comprise about 5% of the Company's sales.

Distribution Methods of Products or Services:

The Company's products are marketed through independent sales organizations and established dealers throughout the world.

Status of Any Publicly Announced New Products or Services:

The Company introduced its Pro-flex product line of flexible dentures in 1999. The Pro-flex product line is meeting expectations. There have not been any other new products or services announced publicly in the past three years.

Competitive Business Conditions and The Company's Competitive Position in the Industry and Methods of Competition:

Competition with all of the Company's products occurs primarily on the basis of price and product quality. There are numerous competitors providing the same or similar products as the Company, none of whom dominate the market. However, many of these competitors have significantly greater sales and capital resources than that of the Company. Management believes that its technical competence, pricing structure, and the packaging of its products into interrelated systems allows the Company to compete effectively in the market. Recent certification to ISO-9002, EN-46002, and ISO-13485 standards has allowed the Company to remain competitive in a global environment with approximately 30% of the Company's sales coming from outside the United States.

Sources and Availability of Raw Materials and Names of Principal Suppliers:

Raw materials are purchased from numerous sources. The Company does not rely on any one source for any of its major products.

Dependence on One or Few Major Customers:

Dental Resources has one customer that accounted for 21% of its gross revenues in the fiscal year ending May 31, 1999. The balance of the revenues were received from a variety of customers, none of whom represented more than 5% of its revenues for the same period.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts:

Dental Resources has royalty contracts covering various products based on unit sales to the following companies or individuals; ASD Corp., A&M Dental Lab, Mr. Charles Coykendahl, Mr. Jerry Webb, Scott All Sports, and Mr. Tom Mayclin. Total royalties paid during the fiscal year ended May 31, 1999 aggregated $12,822.46.

Need for any Government Approval of Principal Products or Services:

Pro-flex products marketed by Dental Resources are registered with the Federal Drug Administration. Iodophor sanitizers marketed by the Company have been registered with the Environmental Protection Agency.

Effect of Existing or Probable Governmental Regulations on the Business:

The Company is not aware of any existing or probable government regulations that have or will have any material effects on the Company's business.

Research and Development:

It is estimated that during the past two fiscal years the Company has spent approximately $70,000 and $50,000, respectively, on internal and external costs relating to research and development on new and existing product lines.

Environmental Compliance:

There have been no significant costs borne by the Company in an effort to comply with environmental laws.

Employees:

Dental Resources employs 31 full-time and 4 part-time employees, including management. The Company also engages the services of an additional 15 workers that are subcontracted through Functional Industries, a business that employs individuals with physical or mental handicaps.

REPORTS TO SECURITY HOLDERS.

Prior to the filing of this Form 10-SB the Company has not filed any other reports with the Securities and Exchange Commission. The Company has only been required to file annual reports to the State of Minnesota's Securities and Real Estate Division pursuant to Minn. Stat. Section 80A.12, Subdivision 10. However, the Company historically sends an annual report along with audited financial statements to security holders annually. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will be filed as they come due. Likewise, to the extent that the Company is required to deliver annual reports to security holders through its status as a reporting Company, or as may be required by the rules or regulations of any exchange upon which the shares of the Company are traded, the Company will deliver annual reports to all shareholders. If the Company issues additional shares, the Company may file additional registration statements for those shares.

This report and any other information that the Company has filed with the Securities Exchange Commission may be read or copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20529. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

The Company also maintains an Internet website at www.dentalresourcesinc.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations For the Fiscal Years Ended May 31, 1999 and 1998.

For the year ended May 31, 1999 the Company received revenues from operations of approximately $4,500, 000, an increase of approximately 5% compared to $4,300,000 for the same period in 1998. This result is attributable to increases in sales in each of the Company's product lines. On May 31, 1999 the Company's total assets were $1.8 million, compared to $1.6 million at May 31, 1998. The increase was due primarily to increases in accounts receivable and inventories resulting from increased sales. Total liabilities increased from $598,000 at May 31, 1998 to $687,000 at May 31,1999. The increase in liabilities was mainly in accounts payable as the Company continues to expand its inventories to keep pace with increasing sales. As of May 31, 1999, stockholder equity increased by $91,000 to $1,128,000 from $1,037,000 as of May 31,1998. The sale of unregistered securities pursuant to exercising of options to outside directors resulted in an increase of $1,000. The balance of the increase was a result of operations of the Company. During the twelve month period ending May 31, 1999 operations of the Company produced a positive cash flow of $184,000. The prior year produced positive cash flows of $109,000 in comparison. The increase in cash flows was mainly attributable to increases in credit lines with vendors (accounts payable) as purchases of inventory continue to increase.

The Company has typically relied on cash flows from operations to finance its working capital needs. The Company has a working capital loan with Oakley National Bank of Buffalo, Minnesota in the amount of $350,000 secured by the Company's inventories and accounts receivable to fund temporary or seasonal variations in cash flows. At May 31, 1999 the Company had used $245,000 of the credit line leaving a balance of $105,000 available. The Company also from time to time will borrow capital on a term note to finance purchases of specific capital equipment as necessary. At May 31, 1999 the balance due on these leases was $2,100. Management is confident that these combined sources of capital will be sufficient to finance the current operations of the Company. The Company's future capital requirements will depend on many factors, including growth of the Company's customer base, economic conditions and other factors including the results of future operations.

The Company intends to continue developing its existing product lines and expanding it's manufacturing capacity. It is estimated that the Company may need to borrow up to $200,000 during the next twelve months to finance the acquisition of capital equipment necessary to support such expansion. In particular, the Company intends to continue the development of its Pro-flex flexible denture line and Wing-it articulator system. However, the Company has not made any commitments for any capital expenditures at this time. At this time there are no plans to sell any significant capital equipment. The Company is evaluating the possibility of expanding its plastic extrusion and die cutting operations. By expanding operations, the Company expects that the number of full time employees it employs will increase approximately ten percent (10%).

There are no known trends , events, or uncertainties known to management at this time that have had or are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that did not arise from the Company's continuing operations. There were not any material changes from the prior period of any line items within the Company's financial statements that require additional explanation. Historically, the first quarter of operations has always been the strongest for the Company due to increased sales of it's Pro-form mouthguard line to athletes returning to school in the fall. As the Company continues to expand the other product lines that it markets, the effect of this seasonal business is expected to continue to decline as a material aspect of its operations.

Results of Operations for the Seven Months Ended December 31, 1999 and 1998.

For the seven months ended December 31, 1999 the Company received revenues from operations of approximately $3,100,000, an increase of approximately 17% compared to $2,600,000 for the same period in 1998. This result is attributable to increases in sales in each of the Company's major product lines and the introduction of a new line of flexible denture materials (Pro-Flex). On December 31, 1999 the Company's total assets were $1,935,748, compared to $1,765,769 at December 31, 1998. The increase was due primarily to the results of the prior years operations being invested in expanding inventories and accounts receivable along with purchases of capital equipment and tooling of approximately $65,000. Total liabilities increased from $630,458 at December 31, 1998 to $651,670 at December 31,1999. The increase in liabilities was mainly attributable to increased use of the credit line to finance inventories and accounts receivable needed to keep pace with increasing sales. As of December 31, 1999, stockholder equity increased by $148,412 to $1,284,078 from $1,135,311 as of December 31,1998 as result of operations. Profits from operations was the main reason for the increase in equity. In addition to operations, sales of unregistered securities pursuant to options issued to outside directors resulted in an increase of approximately $175.00 in equity. During the seven month period ending December 31, 1999 operations of the Company produced a positive cash flow of $90,262. The prior year produced positive cash flows of $161,374 in comparison. Increases in accounts receivable and inventories resulting from expanding sales led to decreased cash flows.

ITEM 3. DESCRIPTION OF PROPERTY.

Location and Condition of the Principal Plants of Operation.

The Company does not own any real property. The Company leases a 13,000 square foot facility at 530 River Street S. in Delano Minnesota. This facility holds all administrative and a portion of the warehousing and manufacturing operations of the Company. The lease term extends through October 2000 at an average rental rate per square foot of $5.08. The Company also leases a 10,000 square foot facility at 410 congress Street in Maple Lake Minnesota. This facility houses all remaining manufacturing operations. The lease term for this facility extends through September 2003 at an average lease rate per square foot of $5.50. Both facilities are new (less than 10 years) and are in excellent condition. Management believes that the lease rate per square foot and other terms and conditions are competitive. Leases for both facilities provide for an option to renew leases for an additional five years beyond the expiration of the current lease term. Lease rates will increase 10% if renewed for the additional five year term.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners (5% or greater).

The following information sets forth certain information as of December 31, 1999, about each person or entity who is known to the Company to be beneficial owners of more than 5% of the Company's Common Stock:

                    Name and Address                            Amount and Nature       Percent of
Title of Class      of Beneficial Owner                         of Beneficial Owner     Class
--------------------------------------------------------------------------------------------------
Common              Douglas B. Murphy      President, CEO        177,938 shares (1)     9.4%
                    3730 Lee Road          Director
                    Minnetrista, MN 55364

Common              William Murphy         VP Sales              186,695 shares (1)     9.8%
                    18440 25TH  Ave. N
                    Plymouth, MN 55447

Common              Bryan Nichols          VP Operations, CFO    120,000 shares (1)     6.3%
                    2130 54TH St. NW       Director
                    Buffalo, MN 55313

(1) Doug Murphy, William Murphy and Bryan Nichols each has the right to exercise options to purchase 40,000 shares of common stock within the next 60 days.

(b) Security ownership of management.

The following information sets forth certain information as of December 31, 1999, about each person in a management position or director who is beneficial owners of the Company's Common Stock:

                    Name and Address                            Amount and Nature       Percent of
Title of Class      of Beneficial Owner                         of Beneficial Owner     Class
--------------------------------------------------------------------------------------------------
Common              Douglas B. Murphy      President, CEO        177,938 shares (1)     9.4%
                    3730 Lee Road          Director
                    Minnetrista, MN 55364

Common              William Murphy         VP Sales              186,695 shares (1)     9.8%
                    18440 25TH  Ave. N
                    Plymouth, MN 55447

Common              Bryan Nichols          VP Operations,        120,000 shares (1)     6.3%
                    2130 54TH St. NW       Director
                    Buffalo, MN 55313

Common              Earl Johnson           Director              41,542 shares (2)      2.2%
                    325 Highland Drive
                    Hibbing, MN 55746

Common              Russ Felten            Director              12,562 shares (3)      0.7%
                    7354 Howard Lane
                    Eden Prairie, MN 55346

Common              Officers and Directors as a group
                    (5 persons)                                  538,737 shares         28.3%

(1) Doug Murphy, William Murphy and Bryan Nichols each has the right to exercise options to purchase 40,000 shares of common stock within the next 60 days.

(2) Earl Johnson has options to purchase 5,617 shares of common stock within the next 60 days.

(3) Russ Felten has options to purchase 5,617 shares of common stock within the next 60 days.

(c) Changes in control.

There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Set forth below are the names, ages and positions of the directors and executive officers of the Company:

NAME                  AGE   POSITION WITH COMPANY
----                  ---   ---------------------

Douglas Murphy        50    President, Chief Executive Officer and Director

Bryan Nichols         39    Vice President, Chief Financial Officer and Director

William Murphy        48    Vice President of Sales

Dr. Earl Johnson      64    Director

Russel Felten         50    Director

         Douglas Murphy has been President and CEO of the Company since January of 1986. He has served as director and as an officer of the Company since 1981. Mr. Murphy holds a Ph.D. degree in Biological Sciences. In his present capacity within the Company, Mr. Murphy is principally concerned with marketing, distribution and introduction of new products.

         Bryan Nichols has been the Vice President of Operations and CFO of the Company since January of 1986. He has served as secretary to the board since 1986 and as a director since 1995. Mr. Nichols holds a Bachelors degree in Business Administration along with a (mini) MBA certificate from the University of St. Thomas. Mr. Nichols has also completed certification training in ISO-9000 and FDA QSR Regulatory training. In his present capacity with the Company Mr. Nichols is primarily concerned with operations, production and financing.

         William Murphy was one of the original founders of the Company in 1976. He is the brother of Douglas Murphy. Mr. Murphy has held positions as both director and President of the Company. He resigned his position with the Company in 1986 to direct another public company, Medical Packaging Corp. But returned to the Company in 1988 where he served in various management positions since that time. Mr. Murphy holds a Bachelors degree in Business from St. Cloud State. Mr. Murphy is principally concerned with products within the Laboratory division of the Company including research and development and introduction of products within that division.

         Dr. Earl Johnson was elected to the board of directors in January 1988. He has served in that capacity with the Company since that time. Dr. Johnson retired after running a successful practice in Hibbing, MN for 35 years. Dr. Johnson is a graduate of the University of Minnesota School of Dentistry. In addition to serving as a board member, Dr. Johnson has helps with research and development of various products that the Company has introduced.

         Russel Felten was elected to the board of directors in 1994 and has served in that capacity since that time. Mr. Felten is President of Agricultural Financial Services, a Company focused on leasing to the farming industry. At the same time Mr. Felten continues to manage assets for individuals as he has done for the past twelve years. From 1973 to 1988 Mr. Felten was employed by Waycrosse, Inc. where he performed duties ranging form tax and estate planning work to the management of all types of investments. Mr. Felten is also a director of Minn. American Inc., OTCFMB.MN.A:C, as well as a director of various privately held companies. Mr. Felten holds a BS in Business Administration from Valparaiso University and received the Certified Financial Planner designation in 1988.

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

ITEM 6. EXECUTIVE COMPENSATION.

                           Summary Compensation Table

                                                                Long Term
                                     Annual Compensation      Compensation
Name and                                                  Securities Underlying    All Other
Principal Position    Fiscal Year    Salary      Bonus          Options(1)       Compensation(2)
------------------    -----------    ------      -----    ---------------------  ------------
Douglas Murphy        1997           $84,000     $23,052          0                 $9,780
Chief Executive       1998           $88,200     $ 7,825          0                 $9,780
Officer               1999           $90,846     $ 5,700          0                 $9,780


(1) Mr. Murphy received incentive stock options to purchase 40,000 shares of common stock granted September 1, 1999, at $.44 per share, the final bid price as of the option date.

(2) Includes automobile allowance and entertainment and expense allowance, health insurance premiums and life insurance premiums not available to employees generally.

There were no other executives that earned in excess of $100,000 during the most recent fiscal year.

STOCK OPTIONS

The following table sets forth all options that have been granted to officers or directors as of the end of the Company's last fiscal year.

------------------- ------------------- -------------- -------------- ----------- ---------------
                                             DATE           DATE        NUMBER OF     OPTION
     OPTIONEE            CAPACITY          GRANTED        EXPIRES        SHARES        PRICE
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               03/16/95       03/15/00         1,111       0.16
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               03/16/95       03/15/00         1,111       0.16
------------------- ------------------- -------------- -------------- ----------- ---------------
Dennis Breen        Former Director        03/16/95       03/15/00         1,111       0.16
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               07/06/95       07/05/00           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               07/06/95       07/05/00           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Dennis Breen        Former Director        07/06/95       07/05/00           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               12/07/95       12/06/00         1,053       0.19
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               12/07/95       12/06/00         1,053       0.19
------------------- ------------------- -------------- -------------- ----------- ---------------
John Ward           Former Director        12/07/95       12/06/00         1,053       0.19
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               04/04/96       04/03/01         1,053       0.19
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               04/04/96       04/03/01         1,053       0.19
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               04/24/96       04/23/01           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               04/24/96       04/23/01           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
John Ward           Former Director        04/24/96       04/23/01           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Russel Felten       Director               05/08/96       05/07/01           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------
Earl Johnson        Director               05/08/96       05/07/01           800       0.25
------------------- ------------------- -------------- -------------- ----------- ---------------

------------------- ------------------- -------------- -------------- ----------- ---------------
      TOTAL
     OPTIONS                                                              14,998
------------------- ------------------- -------------- -------------- ----------- ---------------

On December 10, 1998, the shareholders approved the Company's 1998 Stock Option Plan adopted by the board of directors.

No options were granted to executive officers during fiscal year 1999, however the following table lists options that were granted to officers or directors effective September 1, 1999.

------------------- -------------------- --------------- -------------- ----------- --------------
                                               DATE           DATE        NUMBER OF     OPTION
     OPTIONEE            CAPACITY            GRANTED        EXPIRES        SHARES        PRICE
------------------- -------------------- --------------- -------------- ----------- --------------
Doug Murphy         President, Director      09/01/99        09/01/04       40,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
William Murphy      VP Sales                 09/01/99        09/01/04       40,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Bryan Nichols       VP Operations,
                    CFO, Director            09/01/99        09/01/04       40,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
                    Production Mgr.
Jennifer Carpentier (Delano)                 09/01/99        09/01/04       13,000       0.44
---------------------------------------------------------------------------------- ---------------
                    Customer Serv.
Patti Cordes        Supervisor               09/01/99        09/01/04        7,500       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Corey Cummings      Purchasing Manager       09/01/99        09/01/04       13,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Halo Falde          Shipping Manager         09/01/99        09/01/04        6,800       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
                    Production Mgr.
Timothy Smith       (Maple Lake)             09/01/99        09/01/04       13,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Debbie Hilde        Customer Serv.           09/01/99        09/01/04        6,800       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Russel Felten       Director                 09/01/99        09/01/04        5,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------
Earl Johnson        Director                 09/01/99        09/01/04        5,000       0.44
------------------- -------------------- --------------- -------------- ----------- --------------

------------------- -------------------- --------------- -------------- ----------- --------------
      TOTAL
     OPTIONS                                                               190,100
------------------- -------------------- --------------- -------------- ----------- --------------


DIRECTOR COMPENSATION

Although the Company does not have any formal plan or policy relating to compensation for directors, historically, the outside directors (members of the Board of Directors who are not also employees) have been granted options at various levels and at various exercise prices as compensation for service. Beginning in 1996 outside board members have been paid $500 cash per meeting attended.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the past two years the Company has not entered into any transactions with a value in excess of $60,000, with an officer or director, a beneficial owner of 5% or more of the Company's common stock.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company's Restated Articles of Incorporation authorize the issuance of 5,000,000 shares of common stock, $.01 par value per share. There is no preferred stock authorized. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. It is the policy of the Company not to pay out dividends, but rather to reinvest earnings toward capital growth. There are no other forms of securities offered by the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information:

The Company's common stock currently trades in the "pink sheets" under the trading symbol: DRI. The Company's common stock was listed for trading on the over-the-counter bulletin board (OTC:BB) on August 17, 1998, but became ineligible to continue trading on November 3, 1999 because its Form 10-SB was not effective as of such date. The Company intends to apply for listing on the OTC:BB once it commences reporting under the Securities Exchange Act of 1934.

The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since the common stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

Fiscal 1998                            High Bid        Low Bid

         First Quarter                 1 1/2           3/4

         Second Quarter                1 1/8           7/8

         Third Quarter                 1 1/8           7/8

         Fourth Quarter                7/8             3/8

Fiscal 1999

         First Quarter                 7/8             3/8

         Second Quarter                1 1/8           3/4

         Third Quarter                 5/8             1/2

         September - December *        3/8             3/16



         --------------------------
         * Since November 3, 1999, the Company's common stock no longer trades on the OTC:BB.

There can be no assurance that an active public market for the common stock will continue or be sustained. In addition, the shares of common stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders:

There were approximately 400 holders of record of the Company's common stock as of December 31, 1999.

Dividends:

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to in any existing or pending legal proceedings nor has its property been the subject of any such proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed nor has it had any disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

1997: No sales of unregistered securities occurred during fiscal 1997.

1998: Sales of 33,334 shares of unregistered securities upon exercise of options to a former employee occurred during the 1998 fiscal year. Average exercise price per share received was $0.15 per share.

1999: Sales of 3,084 shares of unregistered securities upon exercise of options to outside directors occurred during the 1999 fiscal year. Average exercise price per share received was $0.32 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Restated Articles of Incorporation, its Restated Bylaws and the provisions of the Minnesota Business Corporation Act, which govern the actions of the Company, provide that present and former officers and directors of the Company shall be indemnified against certain liabilities and expenses which any of them may incur as a result of being, or having been, an officer of the Company. Indemnification is contingent upon certain conditions being met, including, that the person: has not been previously indemnified by another party for the same matter; has acted in good faith; has received no improper personal benefit; and in the case of a criminal proceeding, has no reason to believe that the conduct complained of was unlawful and reasonably believed that the conduct complained of was in the best interests of the Company, or in certain circumstances, reasonably believed that the conduct complained of was not opposed to the best interests of the Company.

In addition, the Company's Restated Articles of Incorporation provide that a director of the Company shall not be liable for monetary damages for a breach of such director's fiduciary duty, except for a breach of the duty of loyalty, acts not in good faith or in knowing violation of law, violations of state securities laws, or for actions from which the director derived an improper personal benefit.

Insofar as the indemnification of liabilities arising under the 1933 Act, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions of its Restated Articles of Incorporation, Restated Bylaws and the provisions of the Minnesota Business Corporation Act, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act, as amended, and is, therefore, unenforceable.

PART F/S

The financial statement information is set forth immediately following the signature page.

                                    PART III

The following exhibits are filed with this Form 10-SB:


Assigned Number         Description
---------------         -----------

Exhibit 3.1.1           Restated Articles of Incorporation*
Exhibit 3.1.2           Restated Bylaws*
Exhibit  27             Financial Data Schedule*

----------------------
*    Filed herewith

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2000.


                                       DENTAL RESOURCES, INC.



                                       By:  /s/ Douglas B. Murphy
                                          --------------------------------------
                                            Douglas B. Murphy

                             DENTAL RESOURCES, INC.
                              STATEMENTS OF INCOME
               FOR THE 7 MONTHS ENDING DECEMBER 31, 1999 AND 1998

                                                          1999                           1998
                                             -----------------------------------------------------------
                                                                  PERCENT                        PERCENT
                                                                     OF                             OF
                                                 AMOUNT            SALES        AMOUNT            SALES
                                             -----------------------------------------------------------
SALES                                         $ 3,063,092         100.00%    $ 2,615,880         100.00%

COST OF SALES                                   2,181,535          71.22%      1,865,132          71.30%
                                             -----------------------------------------------------------
GROSS PROFIT                                      881,557          28.78%        750,748          28.70%

EXPENSES
                  Marketing                       359,756          11.74%        341,795          13.07%
                  General & Administrative        358,081          11.69%        284,196          10.86%
                                             -----------------------------------------------------------
TOTAL EXPENSES                                    717,837          23.44%        625,991          23.93%
                                             -----------------------------------------------------------
INCOME FROM OPERATIONS                            163,720           5.34%        124,757           4.77%

OTHER INCOME (EXPENSE)
                  Finance charge income             2,937           0.10%         11,804           0.45%
                  Gain on sale of assets               --           0.00%             --           0.00%
                  Interest expense                  4,647           0.15%         15,284           0.58%
                                             -----------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                        7,584           0.25%         27,088           1.04%
                                             -----------------------------------------------------------

NET INCOME                                    $   156,136           5.10%    $    97,669           3.73%
                                             ===========================================================

                             DENTAL RESOURCES, INC.
                                 BALANCE SHEETS
                FOR THE 7 MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                                                      1999           1998
                                                                 ----------------------------
ASSETS

CURRENT ASSETS
             Cash                                                 $    15,959    $    25,318
             Accounts receivable-trade, less allowance for
             doubtful accounts of $7,500 in 1999 and
             $2,500 in 1998                                           709,274        681,275
             Accounts receivable-other                                  8,527          7,939
             Inventories                                              637,638        545,720
             Prepaid expenses                                          48,062         39,411
             Deposits                                                   6,658         18,457
                                                                 ----------------------------
                TOTAL CURRENT ASSETS                                1,426,118      1,318,119

PROPERTY AND EQUIPMENT
             Property and equipment                                 1,226,881      1,080,350
             Less: accumulated depreciation                           730,798        648,367
                                                                 ----------------------------
                PROPERTY AND EQUIPMENT - NET                          496,083        431,983

OTHER ASSETS
             Patents and trade marks, less accumulated
             amortization of $2,333 in 1999 and $1,833 in 1998          2,667          3,167
             Deferred income taxes                                     10,880         12,500
                                                                 ----------------------------
                TOTAL OTHER ASSETS                                     13,547         15,667
                                                                 ----------------------------
                              TOTAL ASSETS                        $ 1,935,748    $ 1,765,769
                                                                 ============================

                                                                                1999            1998
                                                                           -----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
             Notes payable-bank                                             $   256,989     $   213,056
             Current portion of long-term debt                                       --           3,500
             Accounts payable                                                   373,246         404,508
             Income taxes payable                                                 1,148              --
             Accrued liabilities                                                 20,287           9,393
                                                                           -----------------------------
                TOTAL CURRENT LIABILITIES                                       651,670         630,458

LONG-TERM LIABILITIES
             Long-term debt, less current portion shown above                        --              --
                                                                           -----------------------------
                              TOTAL LIABILITIES                                 651,670         630,458

COMMITMENTS

STOCKHOLDERS' EQUITY
             Common stock, $.01 par value; 20,000,000 shares
             authorized; 1,903,622 and 1,902,511 shares issued
             and outstanding, respectively                                       19,036          19,025
             Additional paid-in capital                                       1,588,116       1,587,950
             Retained deficit                                                  (323,074)       (471,663)
                                                                           -----------------------------
                TOTAL STOCKHOLDERS' EQUITY                                    1,284,078       1,135,311
                                                                           -----------------------------
                              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 1,935,748     $ 1,765,769
                                                                           =============================

                             DENTAL RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE 7 MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                                                         1999          1998
                                                                      -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
                  Net income                                           156,136        97,669
                  Adjustments to reconcile net income to net cash
                  provided by (used in) operating activities:
                    Depreciation                                        61,361        54,414
                    Amortization                                           292           292
                    Bad debts                                            6,529           400
                    Deferred income taxes                                   --            --
                    Gain on sale of assets                                  --            --

                  Changes in assets and liabilities:
                    (increase) decrease in receivables                  49,115       (42,472)
                    (increase) decrease in inventories                (137,139)      (61,622)
                    (increase) decrease in prepaid expenses            (22,644)      (19,232)
                    (increase) decrease in deposits                     24,978       (15,004)
                    increase (decrease) in income taxes payable           (542)       (1,000)
                    increase (decrease) in accounts payable             (8,119)      150,085
                    increase (decrease) in accrued liabilities         (37,515)       (1,787)
                                                                      -----------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               92,452       161,743

CASH FLOWS PROVIDED BY (USED IN) INVESTING
ACTIVITIES
                  Purchase of property and equipment                  (134,293)      (36,064)
                  Proceeds from sale of property and equipment              --            --
                                                                      -----------------------
NET CASH (USED IN) INVESTING ACTIVITIES                               (134,293)      (36,064)

CASH FLOWS PROVIDED BY (USED IN) FINANCING
ACTIVITIES
                  Payments on long-term debt                            (1,000)      (33,768)
                  Proceeds from long-term debt                              --            --
                  Net payments on note-payable-bank                     12,000       (81,107)
                  Proceeds from issuance of common stock                   177         1,000
                                                                      -----------------------
NET CASH (USED IN) FINANCING ACTIVITIES                                 11,177      (113,875)
                                                                      -----------------------
NET INCREASE (DECREASE) IN CASH                                        (30,664)       11,804
CASH-BEGINNING OF PERIOD                                                46,623        13,512
                                                                      -----------------------
CASH-END OF PERIOD                                                      15,959        25,316

                             DENTAL RESOURCES, INC.

                            FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT

                              MAY 31, 1999 AND 1998

                             DENTAL RESOURCES, INC.
                              MAY 31, 1999 AND 1998


                                      INDEX

                                                                          Page
                                                                          ----
INDEPENDENT AUDITOR'S REPORT                                                1

AUDITED FINANCIAL STATEMENTS

            Balance Sheets                                                  3

            Statements of Income                                            4

            Statements of Cash Flows                                        5

            Statements of Stockholders' Equity                              6

            Notes to Financial Statements                                 7 - 14

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Dental Resources, Inc.
Delano, Minnesota

We have audited the balance sheets of Dental Resources, Inc. (a Minnesota corporation) as of May 31, 1999 and 1998 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dental Resources, Inc. as of May 31, 1999 and 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.





Minnetonka, Minnesota
July 13, 1999

                             DENTAL RESOURCES, INC.


                          AUDITED FINANCIAL STATEMENTS


                              MAY 31, 1999 AND 1998

                             DENTAL RESOURCES, INC.
                                 BALANCE SHEETS
                              MAY 31, 1999 AND 1998

                                                                  1999               1998
                                                             --------------     --------------
ASSETS

CURRENT ASSETS
   Cash                                                      $       46,623     $       13,512
   Accounts receivable - trade, less allowance for
    doubtful accounts of $2,500 in 1999 and 1998                    763,223            644,372
   Accounts receivable - other                                       10,222              2,770
   Inventories                                                      500,499            484,098
   Prepaid expenses                                                  25,418             20,179
   Deposits                                                          31,636              3,453
                                                             --------------     --------------
      TOTAL CURRENT ASSETS                                        1,377,621          1,168,384


PROPERTY AND EQUIPMENT
   Property and equipment                                         1,092,588          1,044,286
   Less: accumulated depreciation                                   669,438            593,953
                                                             --------------     --------------
      PROPERTY AND EQUIPMENT - NET                                  423,150            450,333


OTHER ASSETS
   Patents and trademarks, less accumulated
    amortization of $2,041 in 1999 and $1,541 in 1998                 2,959              3,459
   Deferred income taxes                                             10,880             12,500
                                                             --------------     --------------
      TOTAL OTHER ASSETS                                             13,839             15,959
                                                             --------------     --------------
         TOTAL ASSETS                                        $    1,814,610     $    1,634,676
                                                             ==============     ==============

                                                                  1999               1998
                                                             --------------     --------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable - bank                                      $      244,989     $      294,163
   Current portion of long-term debt                                  1,000             36,268
   Accounts payable                                                 381,365            254,423
   Income taxes payable                                               1,690              1,000
   Accrued liabilities                                               57,802             11,180
                                                             --------------     --------------
      TOTAL CURRENT LIABILITIES                                     686,846            597,034


LONG-TERM LIABILITIES
   Long-term debt, less current portion shown above                                      1,000
                                                             --------------     --------------
         TOTAL LIABILITIES                                          686,846            598,034

COMMITMENTS

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value; 20,000,000 shares
    authorized; 1,902,511 and 1,899,427 shares issued and
    outstanding, respectively                                        19,025             18,994
   Additional paid-in capital                                     1,587,950          1,586,981
   Retained deficit                                                (479,211)          (569,333)
                                                             --------------     --------------
         TOTAL STOCKHOLDERS' EQUITY                               1,127,764          1,036,642
                                                             --------------     --------------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $    1,814,610     $    1,634,676
                                                             ==============     ==============


               See Accompanying Notes to Financial Statements and
                          Independent Auditor's Report.

                             DENTAL RESOURCES, INC.
                              STATEMENTS OF INCOME
                    FOR THE YEARS ENDED MAY 31, 1999 AND 1998

                                               1999                                   1998
                                 ---------------------------------      ---------------------------------
                                                       PERCENT                                 PERCENT
                                                          OF                                      OF
                                     AMOUNT             SALES               AMOUNT              SALES
                                 --------------     --------------      --------------     --------------
SALES                            $    4,483,200             100.00%     $    4,268,847             100.00%

COST OF SALES                         3,153,706              70.34           2,973,435              69.65
                                 --------------     --------------      --------------     --------------
GROSS PROFIT                          1,329,494              29.66           1,295,412              30.35

EXPENSES
   Marketing                            593,419              13.24             539,032              12.63
   General and administrative           627,531              14.70             587,218              13.75
                                 --------------     --------------      --------------     --------------
TOTAL EXPENSES                        1,220,950              26.43           1,126,250              26.37
                                 --------------     --------------      --------------     --------------
INCOME FROM OPERATIONS                  108,544               2.42             169,162               3.96

OTHER INCOME (EXPENSE)
   Finance charge income                 11,019               0.25               1,068               0.03
   Gain on sale of assets                   708               0.02              10,000               0.23
   Interest expense                     (24,559)             (0.55)            (36,084)             (0.85)
                                 --------------     --------------      --------------     --------------
TOTAL OTHER INCOME (EXPENSE)            (12,832)             (0.29)            (25,016)             (0.59)
                                 --------------     --------------      --------------     --------------
INCOME BEFORE INCOME TAXES               95,712               2.13             144,146               3.38

PROVISION FOR INCOME TAXES               (5,590)             (0.12)             (1,000)             (0.02)
                                 --------------     --------------      --------------     --------------
NET INCOME                       $       90,122               2.01%     $      143,146               3.35%
                                 ==============     ==============      ==============     ==============


               See Accompanying Notes to Financial Statements and
                          Independent Auditor's Report.

                             DENTAL RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED MAY 31, 1999 AND 1998

                                                                       1999               1998
                                                                  --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     $       90,122     $      143,146
   Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
      Depreciation                                                        94,237             96,679
      Amortization                                                           500                499
      Bad debts                                                            3,364              4,671
      Deferred income taxes                                                1,620
      Gain on sale of assets                                                (708)           (10,000)

      Changes in assets and liabilities:
         (Increase) in receivables                                      (129,667)           (70,259)
         (Increase) decrease in inventories                              (16,401)            33,738
         (Increase) decrease in prepaid expenses                          (5,239)             3,440
         (Increase) decrease in deposits                                 (28,183)            39,575
         Increase in income taxes payable                                    690                700
         Increase (decrease) in accounts payable                         126,942           (128,636)
         Increase (decrease) in accrued liabilities                       46,622             (5,007)
                                                                  --------------     --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                183,899            108,546

CASH FLOWS PROVIDED BY (USED IN) INVESTING
 ACTIVITIES
   Purchase of property and equipment                                    (66,346)           (99,252)
   Proceeds from sale of property and equipment                                              10,000
                                                                  --------------     --------------
NET CASH (USED IN) INVESTING ACTIVITIES                                  (66,346)           (89,252)

CASH FLOWS PROVIDED BY (USED IN) FINANCING
 ACTIVITIES
   Payments on long-term debt                                            (36,268)           (48,147)
   Proceeds from long-term debt                                                               4,000
   Net payments on note payable - bank                                   (49,174)            (5,000)
   Proceeds from issuance of common stock                                  1,000              5,000
                                                                  --------------     --------------
NET CASH (USED IN) FINANCING ACTIVITIES                                  (84,442)           (44,147)
                                                                  --------------     --------------
NET INCREASE (DECREASE) IN CASH                                           33,111            (24,853)
CASH - BEGINNING OF YEAR                                                  13,512             38,365
                                                                  --------------     --------------
CASH - END OF YEAR                                                $       46,623     $       13,512
                                                                  ==============     ==============

                                                                       1999               1998
                                                                  --------------     --------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
   Cash paid during the year for:
      Interest                                                    $       24,559     $       36,084
                                                                  ==============     ==============
      Income taxes                                                $        2,280     $          300
                                                                  ==============     ==============


               See Accompanying Notes to Financial Statements and
                          Independent Auditor's Report.

                             DENTAL RESOURCES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE YEARS ENDED MAY 31, 1999 AND 1998

                                      COMMON STOCK
                          --------------------------------
                               NUMBER                           ADDITIONAL
                                 OF                               PAID-IN          RETAINED
                               SHARES            AMOUNT           CAPITAL          DEFICIT              TOTAL
                          --------------    --------------    --------------    --------------     --------------
BALANCE - May 31, 1997         1,866,093    $       18,661    $    1,582,314    $     (712,479)    $      888,496

   Common stock issued            33,334               333             4,667                                5,000

   Net income                                                                          143,146            143,146
                          --------------    --------------    --------------    --------------     --------------
BALANCE - MAY 31, 1998         1,899,427            18,994         1,586,981          (569,333)         1,036,642

   Common stock issued             3,084                31               969                                1,000

   Net income                                                                           90,122             90,122
                          --------------    --------------    --------------    --------------     --------------
BALANCE - MAY 31, 1999         1,902,511    $       19,025    $    1,587,950    $     (479,211)    $    1,127,764
                          ==============    ==============    ==============    ==============     ==============


        See Accompanying Notes to Financial Statements and
                  Independent Auditor's Report.

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 1999 AND 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY -

Dental Resources, Inc. is principally engaged in manufacturing and marketing a number of specialized dental products and packaging materials for use by the dental and medical industries. The Company is incorporated in the State of Minnesota as a C corporation. The Company grants credit to customers worldwide, and these receivables are not collateralized.

USE OF ESTIMATES IN FINANCIAL STATEMENTS -

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES -

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT -

Property and equipment are carried at cost and depreciated over their estimated useful lives. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized. The cost of maintenance and repairs is expensed as incurred, and significant renewals and betterments are capitalized.

Depreciation of property and equipment is computed using the straight-line method as follows:

         Molds                                       3 to 7 Years
         Furniture and fixtures                     3 to 10 Years
         Leasehold improvements                          10 Years
         Software                                   3 to 10 Years

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS -

Advertising costs are expensed as incurred.

NET INCOME (LOSS) PER COMMON SHARE -

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding, including stock options and warrants outstanding.

INCOME TAXES -

The Company is under the liability method specified by SFAS 109. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. Deferred income taxes arise primarily from the use of accelerated methods of depreciation for tax purposes and recognition of federal net operating loss carryforwards and investment tax credit carryforwards.

OTHER ASSETS -

The Company entered into a licensing agreement for the use of specific patents. The agreement is being amortized over the remaining lives of the patents on a straight-line method.


NOTE 2 - INVENTORY

Inventory consists of the following:

                                                        1999        1998
                                                        ----        ----
         Raw materials                                $282,282    $277,776
         Finished goods                                218,217     206,322
                                                      --------    --------
                                                      $500,499    $484,098
                                                      ========    ========

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                          1999          1998
                                                          ----          ----
         Molds                                          $591,647      $576,458
         Furniture and fixtures                          398,188       371,496
         Leasehold improvements                           74,281        67,860
         Software                                         28,472        28,472
                                                      ----------    ----------
                                                      $1,092,588    $1,044,286
                                                      ==========    ==========


NOTE 4 - NOTE PAYABLE - BANK

Note payable - bank represents a line of credit agreement with a bank with a maximum borrowing facility of $350,000. The line of credit is secured by all assets of the Company. Interest is payable monthly at prime plus 1.5% per annum (currently 10%). The line of credit expires July 31, 1999. The outstanding balance as of May 31, 1999 and 1998 was $244,989 and $294,163, respectively.


NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                 1999      1998
                                                                 ----      ----
         Note payable to a bank in monthly installments of
          $4,362, including interest at 9.5%; due January 31,
          1999; secured by all assets of the Company.                    $33,268

         Note payable to a company in monthly installments
          of $500, due December, 1999; the note is unsecured
          and non-interest bearing.                                        4,000
                                                               -------   -------
                                                                          37,268
         Less: current portion                                            36,268
                                                               -------   -------
            Total Long-Term Debt                                 $0      $ 1,000
                                                                 ==      =======

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 6 - COMMITMENTS

OPERATING LEASE -

The Company leases an office and manufacturing facility under an operating lease from a partnership consisting of officers and directors of the Company. The lease calls for monthly payments of $5,500 plus real estate taxes, insurance and other miscellaneous costs. The lease expires October 31, 2000.

The Company leased warehouse space under an operating lease. The lease called for monthly payments of $2,917 and expired October 31, 1998. As of October 1, the Company leases a new facility under an operating lease from the same partnership that owns the office and manufacturing facility. The lease calls for monthly payments of $4,583 plus real estate taxes, insurance and other miscellaneous costs. The lease expires September 30, 2003.

The Company leases certain equipment under an operating lease with monthly payments of $429. The lease expires November 30, 1999.

Future, minimum obligations under the leases are as follows:

                                      Real Estate     Equipment      Total
                                      -----------     ---------      -----
         Year ending May 31, 2000      $120,996        $2,574      $123,570
                             2001        82,496                      82,496
                             2002        54,996                      54,996
                             2003        54,996                      54,996
                             2004        18,332                      18,332
                                                                   --------
                                                                   $334,390
                                                                   ========

Total rent expense (including real estate taxes, insurance and other costs which are required to be paid by the Company under a certain lease) was $138,264 and $125,286 for the years ended May 31, 1999 and 1998, respectively.

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 6 - COMMITMENTS

EMPLOYMENT CONTRACTS -

The Company has entered into five-year employment agreements with three officers. Each agreement provides for a bonus based on net income of the Company and for severance payments of three years' annual salary.

LONG-TERM COMPENSATION AGREEMENT -

The Company has a long-term compensation agreement with a key employee. The agreement provides for 60 monthly payments of $1,500 (adjusted for cost of living increases annually) to the key employee or to the spouse upon the death of the key employee. The last payment is due August, 2000.


NOTE 7 - INCOME TAXES

The Company's income tax expense consists of the following as of May 31:

                                                       1999          1998
                                                      ------        ------
         Current year taxes                           $3,970        $1,000
         Deferred taxes                                1,620
                                                      ------        ------
                                                      $5,590        $1,000
                                                      ======        ======

The Company has Federal net operating loss carryforwards of approximately $246,000 which expire through 2007

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 7 - INCOME TAXES (CONTINUED)

The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose basis is different for financial reporting and income tax purposes. Deferred income taxes arise primarily from the use of accelerated methods of depreciation for tax purposes and recognition of federal net operating loss carryforwards and investment tax credit carryforwards. Based upon available evidence at the time, it was more likely than not that a portion of this deferred tax asset would not be realized. Therefore, a valuation allowance had been recorded for a portion of the deferred tax asset as of May 31, 1998.

                                                            1999         1998
                                                            ----         ----
         Deferred tax liability                          ($25,955)    ($13,530)
         Deferred tax asset                                36,835       49,844
         Valuation allowance                                           (23,814)
                                                          -------      -------
                                                          $10,880      $12,500
                                                          =======      =======


NOTE 8 - ADVERTISING COSTS

Advertising expenses totaled $93,998 and $66,450 for the years ended May 31, 1999 and 1998, respectively.


NOTE 9 - STOCK OPTIONS AND WARRANTS

The Company has entered into the following transactions with respect to stock options and warrants to purchase its common stock:

                                       Number     Exercise      Expiration
                                     of Shares      Price          Date
                                     ---------    --------      ----------
Balance - May 31, 1998                18,540    $.15 to $.35    November 1998 to
                                                                April 2001

Expired November 1998 to management     (458)       $.35

Exercised November, 1998 to
 management                           (3,084)       $.35        November 1998

Balance - May 31, 1999                14,998    $.16 to $.25    March 2000 to
                                      ======                    April 2001

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 10 - BENEFIT PLANS

The Company has a trusted profit sharing plan which covers all employees, subject to various eligibility requirements such as months of service and age limitations. Contributions to the plan are discretionary. The Company did not make any contributions to the plan for the years ended May 31, 1999 and 1998. Effective June 15, 1999 the trusted profit sharing plan was discontinued.

During the year, the Company approved a stock option plan which allows issuance of options covering up to 550,000 shares of common stock. The exercise price for each option is to be no less than 100% of the fair market value of the common stock on the day the option is granted. There were no options granted under the plan during the year ending May 31, 1999.


NOTE 11 - NET EARNINGS PER COMMON SHARE

Net earnings per common share, assuming no dilution, are computed by dividing net earnings by the weighted average number of common shares outstanding during each year adjusted for stock splits. Net earnings per common share, assuming dilution, are computed as above and assume exercise of stock options.

                                                         1999         1998
                                                         ----         ----
         Net earnings                                  $90,122     $143,146
                                                       =======     ========

         Net earnings per common share:
            Assuming no dilution                         $.05       $.08
            Assuming dilution                            $.05       $.07

         Weighted average shares outstanding:
            Assuming no dilution                      1,901,226   1,878,593
            Assuming dilution                         1,917,694   1,923,305

                             DENTAL RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 1999 AND 1998



NOTE 12 - MAJOR CUSTOMERS

The Company has sales to customers which, individually, contributed in excess of 10% of revenues for the years ended May 31.

                                                          1999          1998
                                                          ----          ----
         Number of customers                                1             1
         Revenue contributed                            $931,288      $763,945
         Total revenue                                $4,483,200    $4,268,847
         Percent of total revenue contributed             21%           18%


NOTE 13 - MAJOR SUPPLIERS

The Company has purchases from vendors which, individually, supplied in excess of 10% of total purchases for the year ended May 31.

                                                          1999          1998
                                                          ----          ----
         Number of vendors                                  2             2
         Purchases supplied                             $788,517      $851,144
         Total purchases                              $2,500,674    $2,427,237
         Percentage of total purchases supplied           32%           35%